SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F    ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Qualified Holding

Pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code (Código dos Valores Mobiliários or “CVM”), we inform that Deutsche Bank AG, a company incorporated under the laws of Germany, with registered office in Taunusanlage 12, Frankfurt am Main (“DB AG”) has notified Portugal Telecom, SGPS, S.A. (“PT”), that it now holds less than 2% (two percent) of the voting rights corresponding to the share capital of PT.

Such new qualified holding resulted from the sale of 3,812,216 (three million, eight hundred and twelve thousand, two hundred and sixteen) PT shares by Deutsche Bank AG London on 28 December 2007, through an over the counter transaction. As a result of this sale, DB AG now holds, together with entities in a control or group relationship with it, 19,135,812 (nineteen million, one hundred and thirty five thousand, eight hundred and twelve) PT shares representing 1.87% (one point eighty seven percent) of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that this qualified holding is attributable to DB AG, directly and through entities in a control or group relationship with it, in the following terms:

Entities	No. of shares	% of capital	% of voting rights (according to article 16 of the CVM)
Deutsche Bank AG	15,060,586	1.47	1.47
Deutsche Bank Trust Company Americas	13,627	0.00	0.00
Deutsche Bank Asset Management Investmentgesellschaft mbH	27,638	0.00	0.00
Deutsche Asset Management (Japan) Limited	345	0.00	0.00
Deutsche Investment Management Americas Inc	120,083	0.01	0.01
DWS Investment GmbH	3,680,011	0.36	0.36
DWS (Austria) Investmentgesellschaft mbH	24,723	0.00	0.00
DWS Investments (Spain) S.G.I.I.C., S.A.	197,799	0.02	0.02
Tilney Investment Management	11,000	0.00	0.00
Total	19,135,812	1.87	1.87

Lisbon, 11 January 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.